Exhibit 99.1

Zenta Group Company Limited Announces Results of Extraordinary General Meeting

Macau, January 5, 2026 – Zenta Group Company Limited (“Zenta Group” or the “Company”) (Nasdaq: ZGM), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services, today announced the results of an extraordinary general meeting (the “EGM”) held at its executive office at Avenida do Infante D. Henrique, No. 47-53A, Macau Square, 13th Floor, Unit M, Macau, at 10:00 a.m. on December 19, 2025, Beijing/Hong Kong Time.

At the EGM, shareholders of the Company passed the following resolution:

(i)	that the Company increase, amend and reclassify its authorised share capital with immediate effect by undertaking the following steps:

1.	increase the authorised share capital from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each (the Authorised Share Capital Increase); and
2.	subject to and immediately following the Authorised Share Capital Increase, re-designate and re-classify its authorised share capital from US$1,020,000 divided into 1,020,000,000 ordinary shares of par value US$0.001 each to US$1,020,000 divided into 1,000,000,000 Class A ordinary shares of par value US$0.001 each (the Class A Ordinary Shares) and 20,000,000 Class B ordinary shares of par value US$0.001 each (the Class B Ordinary Shares) as follows (the Share Capital Reorganisation):
(a)	re-designate and reclassify all the authorised and issued Ordinary Shares in the authorised share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate), each conferring the holder thereof one (1) vote per Class A Ordinary Share;

(b)	re-designate all the 6,367,680 Ordinary Shares held by Ng Wai Ian and affiliate into 6,367,680 Class B Ordinary Shares, each conferring the holder thereof 50 votes per Class B Ordinary Share; and

(c)	re-designate and reclassify the remaining 994,558,841 authorised but unissued Ordinary Shares in the Company into 994,558,841 Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 13,632,320 Ordinary Shares into 13,632,320 Class B Ordinary Shares on a one for one basis.

(ii)	that subject to the Share Capital Reorganisation taking effect, the second amended and restated memorandum and articles of association of the Company (the Second Restated MAA), be adopted in its entirety and in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company with effect from date of the special resolution adopting the same; and

(iii)	that subject to the Share Capital Reorganisation taking effect and conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, every issued and unissued shares of the Company (collectively, the Shares) shall, with effect from such date within five calendar years after the conclusion of the Meeting as the Board may determine (the Effective Date), be consolidated at a ratio (the Ratio) within a range of two Shares into one (1) share to 20 Shares into one (1) share, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s then existing memorandum and articles of association (the Share Consolidation).

The Class A Ordinary Shares will continue trading under the symbol “ZGM” and under the ordinary CUSIP Number of G98892105.

About Zenta Group Company Limited

Founded in 2019, Zenta Group Company Limited is a diversified consulting and fintech solutions provider based in Macau. The Company provides industrial park consultation, business investment consultation, and fintech product and service through its operating entities in Macau, China. Zenta Group supports clients—primarily from China’s Greater Bay Area—in navigating commercial project approvals, acquiring equity stakes in targeted opportunities, and accessing fintech solutions. With a focus on strategic growth, the Company aims to strengthen its consultation services while expanding its fintech footprint.

For more information, please visit the Company’s website: https://ir.zenta.mo

Forward-looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Zenta Group

Investor Relations

Email: contact@zenta.mo